UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
Overseas Shipholding Group, Inc.
(Name of Issuer)

   Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
   ●
c/o Saltchuk Resources, Inc.
450 Alaskan Way South, Suite 708
Seattle, Washington 98104
(206) 652-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.4%[1]
14	Type of Reporting Person CO

1 Calculated based on 87,146,851 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of August 4, 2021, comprised of 87,146,851 shares of Common Stock, and excluding penny warrants exercisable for 3,654,795 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2021.

1	Name of Reporting Person Saltchuk Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.4%[2]
14	Type of Reporting Person HC

2 Calculated based on 87,146,851 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of August 4, 2021, comprised of 87,146,851 shares of Common Stock, and excluding penny warrants exercisable for 3,654,795 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2021.

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

Saltchuk Holdings has notified the Issuer that, in light of continued uncertainty with respect to the pace and trajectory of the global pandemic recovery and its effects on the Issuer’s business and operations, Saltchuk Holdings is suspending discussions with the Issuer regarding a possible acquisition of its outstanding common stock.

The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with the management and board of directors of the Issuer, as well as with other shareholders and potential shareholders of the Issuer, concerning, among other things, the business, operations, and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its Common Stock of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The description under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits
A.	Joint Filing Agreement dated July 1, 2021, by and between the Reporting Persons (incorporated by reference to the Schedule 13D/A filed with the Securities and Exchange Commission on July 2, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2021

SALTCHUK RESOURCES, INC.

/s/ Steven E. Giese
By: Steven E. Giese Title: Senior V.P. and CFO

SALTCHUK HOLDINGS, INC.

/s/ Steven E. Giese
By: Steven E. Giese Title: Senior V.P. and CFO